ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 1, 2010

UBS AG $•   Performance Securities with Contingent Protection

Linked to the Dow Jones-UBS Commodity IndexSM due on or about March 31, 2015

Strategic Alternatives to Indexing

Investment Description

Performance Securities with Contingent Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the Dow Jones-UBS Commodity IndexSM (the “underlying index”), which is comprised of nineteen exchange-traded futures contracts on physical commodities. A detailed description of the underlying index is attached to this free writing prospectus as Annex A for your review. The amount you receive at maturity is based on the return of the underlying index and, in certain circumstances, on whether the Index Ending Level is below the Trigger Level on the Final Valuation Date. If the Index Return is positive or zero, at maturity, you will receive an amount in cash per Security that is equal to your principal amount plus an amount based on the Index Return multiplied by a Participation Rate. If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date, you will receive your principal. If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, your Securities will be fully exposed to the decline in the underlying index, and you could lose some or all of your investment. You will not receive interest or dividend payments during the term of the Securities. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: If you are seeking market exposure to the underlying index, the Securities may provide an alternative to traditional investments. At maturity, the Securities allow you to participate in any positive Index Return while providing an initial cushion from any negative Index Return.
☐	Contingent Protection Feature: If you hold the Securities to maturity and the closing level of the underlying index on the Final Valuation Date is greater than or equal to the Trigger Level, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment will be fully exposed to any negative Index Return.

Key Dates*

Trade Date	March 26, 2010
Settlement Date	March 31, 2010
Final Valuation Date	March 25, 2015
Maturity Date	March 31, 2015
*	In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.

Security Offering

These preliminary terms relate to Securities linked to the Dow Jones-UBS Commodity IndexSM. The Participation Rate and Index Starting Level will be set on the Trade Date. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment) and multiples of $10.00 thereafter.

Underlying Index	Participation Rate*	Index Starting Level*	Trigger Level	CUSIP	ISIN
Dow Jones-UBS Commodity IndexSM	100% – 110%	•	60% of the Index Starting Level	902661834	US9026618341
*	To be set on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Performance Securities with Contingent Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the product supplement for risks related to an investment in the Securities. Your Securities protect your principal only if the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date and you hold the Securities to maturity.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying product supplement, index supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public		Underwriting Discount		Proceeds to UBS AG
Offering of Securities	Total	Per Security	Total	Per Security	Total	Per Security
Dow Jones-UBS Commodity IndexSM	$•	$10.00	$•	$0.35	$•	$9.65

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement dated February 18, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000167/c139744_690320-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to ”UBS,” ”we,” ”our” and ”us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, ”Performance Securities with Contingent Protection” or ”Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the ”product supplement” mean the UBS product supplement, dated February 18, 2009, references to the ”Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to ”accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You believe the underlying index will appreciate over the term of the Securities.
♦	You seek an investment with a return linked to the performance of the underlying index.
♦	You are willing to expose your principal to the full downside performance of the underlying index if the Index Ending Level is below the Trigger Level on the Final Valuation Date, and are therefore willing to lose some or all of your principal.
♦	You are willing to invest in the Securities based on the range indicated for the Participation Rate of 100% – 110% (to be determined on the Trade Date).
♦	You do not seek current income from this investment.
♦	You are willing to hold the Securities to maturity, a term of 5 years.
♦	You do not seek an investment for which there is an active secondary market.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You seek an investment that is 100% principal-protected.
♦	You do not believe the underlying index will appreciate over the term of the Securities.
♦	You prefer lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You will create an over-concentrated position in any particular commodities sector of your portfolio by owning the Securities.
♦	You seek current income from your investments.
♦	You are unwilling or unable to hold the Securities to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are unable or unwilling to assume the credit risk associated with UBS as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security
Term	5 Years(1)
Payment at Maturity(2) (per Security)	You will receive a cash payment at maturity based on the performance of the underlying index during the term of the Securities.
If the Index Return is positive, you will receive your principal plus a return equal to the Participation Rate times the Index Return:
$10 + ($10 × Participation Rate × Index Return)
If the Index Return is zero, you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is above or equal to the Trigger Level on the Final Valuation Date , you will receive your principal of:
$10
If the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, you will receive your principal reduced by that negative Index Return:
$10 + ($10 × Index Return)
In this case, the contingent protection is lost and you will lose some or all of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the underlying index on the Trade Date.
Index Ending Level	The closing level of the underlying index on the Final Valuation Date.
Participation Rate	The Participation Rate determines what percentage of the Index Return will be used to compute your payment at maturity if the Index Return is positive. The Participation Rate will be set on the Trade Date and will be between 100% and 110%.
Trigger Level	60% of the Index Starting Level.

Determining Payment at Maturity for Each Offering

Principal is protected and you will receive $10 per Security.

The principal protection on your Securities is contingent. If the Index Ending Level is below the Trigger Level on the Final Valuation Date, your principal is fully exposed to any decline in the underlying index. As a result, you could lose some or all of your principal amount at maturity.

(1)	In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
(2)	Any payment on the Securities, including any contingent protection feature, is subject to the creditworthiness of UBS.

Hypothetical Examples and Return Table of the Securities at Maturity

The examples and table below illustrate the payment at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions:*

Term:	5 Years
Index Starting Level:	133.35
Trigger Level:	80.01
Participation Rate:	105%
Range of Index Return:	100% to -100%
*	The Participation Rate and the Index Starting Level will be set on the Trade Date.

The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Example 1: The Index Return is 20%.

Since the Index Return is positive, the payment at maturity per Security will be calculated as follows:

$10 + ($10 × 20% × 105%) = $12.10 per Security.

Example 2: The Index Return is -20% and the Index Ending Level is above the Trigger Level on the Final Valuation Date.

Since the Index Return is negative but the Index Ending Level is above the Trigger Level of 80.01, your principal is protected and you will receive $10 per Security at maturity.

Example 3: The Index Return is -60%, making the Index Ending Level below the Trigger Level on the Final Valuation Date.

Since the Index Return is negative and the Index Ending Level is below the Trigger Level on the Final Valuation Date, principal protection is lost and your investment in the Securities is fully exposed to the decline of the underlying index. In this example, the payment at maturity is calculated as follows:

$10 + ($10 × -60%) = $10 – $6 = $4 per Security (a 60% loss).

If the underlying index closes below the Trigger Level on the Final Valuation Date, your investment in the Securities is fully exposed to the decline of the underlying index and you will lose some or all of your principal at maturity.

Index		Payment and Return at Maturity
Index Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
266.70	100%	$20.50	105.00%
253.36	90%	$19.45	94.50%
240.03	80%	$18.40	84.00%
226.69	70%	$17.35	73.50%
213.36	60%	$16.30	63.00%
200.02	50%	$15.25	52.50%
186.69	40%	$14.20	42.00%
173.35	30%	$13.15	31.50%
160.02	20%	$12.10	21.00%
146.68	10%	$11.05	10.50%
133.35	0%	$10.00	0.00%
120.01	-10%	$10.00	0.00%
106.68	-20%	$10.00	0.00%
93.34	-30%	$10.00	0.00%
80.01	-40%	$10.00	0.00%
66.67	-50%	$5.00	-50.00%
53.34	-60%	$4.00	-60.00%
40.00	-70%	$3.00	-70.00%
26.67	-80%	$2.00	-80.00%
13.33	-90%	$1.00	-90.00%
0.00	-100%	$0.00	-100.00%

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	Principal protection applies only in limited circumstances and otherwise you may lose up to 100% of your initial investment — Your principal amount will be protected only if the Index Ending Level is greater than or equal to the Trigger Level on the Final Valuation Date. The Securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your Securities if the Index Ending Level is below the Trigger Level on the Final Valuation Date. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the underlying index. Accordingly, you may lose up to 100% of your principal amount.
♦	Contingent protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the Securities, even in cases where the underlying index has appreciated since the Trade Date. If you sell your Securities in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your Securities sold.
♦	Credit of UBS — The Securities are senior unsecured debt obligations of the Issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the Securities.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed on any securities exchange or quotation system. An affiliate of UBS intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of UBS is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities and therefore will generally be lower than the price you paid when you purchased the Securities.
♦	Market risk — The return on the Securities, if any, at maturity is directly linked to the performance of the underlying index, and indirectly linked to the value of the futures contracts on physical commodities comprising the underlying index (the “index commodities”), and will depend on whether, and the extent to which, the index return is positive or negative. If the Index Ending Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to the negative performance of the underlying index.
♦	No interest payments — You will not receive any periodic interest payments on the Securities.
♦	Owning the Securities is not the same as owning the index commodities — Owning the Securities is not the same as owning the index commodities. As a holder of the Securities, you will not have any rights with respect to any of the index commodities. Any amounts payable on your Securities will be made in cash, and you will have no right to receive any of the index commodities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the underlying index; the volatility of the underlying index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	The involvement of UBS Securities LLC in the index committees may conflict with your interest as a holder of the Securities — The underlying index is overseen and managed by the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees (collectively, the “index committees”). Employees of UBS Securities LLC, an affiliate of UBS, are members of the index committees. The index committees have a significant degree of discretion regarding the composition and methodology of the underlying index. Consequently, UBS Securities LLC will be involved in the composition and management of the underlying index including additions, deletions and the weightings of the index commodities, all of which could affect the level of the underlying index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. Due to its influence on determinations of the index committees, which may affect the market value of the Securities, UBS Securities LLC may have a conflict of interest if it participates in or influences such determinations.
♦	The underlying index is a proprietary index of UBS Securities LLC, an affiliate of UBS, and conflicts of interest may arise from our affiliated relationship with UBS Securities LLC — The underlying index is the exclusive property of UBS Securities LLC, who is one of our affiliates. The underlying index is calculated by Dow Jones & Company, Inc. in conjunction with UBS Securities LLC. Any actions or judgments by UBS Securities LLC could adversely affect the trading value of the Securities and the payment we will pay to you at maturity. Even though UBS Securities LLC is one of our affiliates, we have no ability to control or predict UBS Securities LLC’s actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the underlying index. You, as an investor in the Securities, should make your own investigation into the underlying index and UBS Securities LLC. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the underlying index.
♦	The underlying index reflects excess return, not total return — The return on your Securities is based on the performance of the underlying index, which reflects the returns that are potentially available through an unleveraged investment in the index commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the index commodities. The return on your Securities will not include such a total return feature or interest component.
♦	Commodity price risks — Trading in futures contracts associated with the underlying index is speculative and can be extremely volatile. Market prices of the physical commodities underlying the futures contracts comprising the underlying index may fluctuate rapidly based on numerous factors. These factors may affect the level of the underlying index and the market value of your Securities in varying ways, and different factors may cause the value of different commodities included in the underlying index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Securities — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the underlying index and, therefore, the value of your Securities.
♦	Higher future prices of commodities included in the underlying index relative to their current prices may lead to a decrease in the amount payable at maturity — As the futures contracts included in the underlying index come to expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. Sale prices for contracts with later expiration dates that are higher than the sale prices for contracts expiring earlier could adversely affect the value of the underlying index and, accordingly, decrease the payment you receive at maturity. See “The DJ-UBS Commodity Index is a Rolling Index” on page A-4 of Annex A.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the underlying index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Securities will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the underlying index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the underlying index and the value of your Securities — Approximately 33% of the index commodities are energy oriented, including approximately 14% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the underlying index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the underlying index to lessen or eliminate the concentration of existing energy contracts in the underlying index or to broaden the underlying index to account for such developments, the level of the underlying index and the value of your Securities could decline as a result.
♦	An investment in the Securities is subject to risks associated with foreign commodities markets — The underlying index consists of nineteen exchange traded futures contracts on physical commodities, three of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The underlying index will include index commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events.
♦	Changes in the composition and valuation of the underlying index — The composition of the underlying index may change over time, as additional index commodities satisfy the eligibility criteria of the underlying index or index commodities currently included in the underlying index fail to satisfy such criteria and those changes could impact the composition of the underlying index. Modifications to the methodology for determining the index commodities to be included in the underlying index, and for valuing the underlying index, may be made in the future. Such changes could adversely affect the value of your Securities.

♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index may adversely affect the market price of the underlying index and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the underlying index, and the index commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of index commodities or are linked to the performance of the underlying index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the underlying index and related indices, and UBS Securities LLC and Dow Jones & Company, Inc. and their affiliates may license the underlying index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the underlying index. The calculation agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the underlying index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the underlying index or the index commodities, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 9.

Dow Jones-UBS Commodity IndexSM

The following information on the Dow Jones-UBS Commodity IndexSM provided in this document should be read together with the discussion related to the Dow Jones-UBS Commodity IndexSM that is attached to this free writing prospectus as Annex A.

Set forth below is a current list of the index commodities comprising the underlying index, together with their respective symbols, exchanges, target weights for 2010 and actual weights as of January 29, 2010:

Commodity	Contract	Units	Exchange	Individual Component Target Weights	Individual Component Actual Weights
Natural Gas	Henry Hub Natural Gas	10,000 mmbtu	NYMEX	11.55%	11.38%
Crude Oil	Light, Sweet Crude Oil	1,000 barrels	NYMEX	14.34%	13.88%
Gasoline*	Reformulated Blendstock for Oxygen Blending	42,000 gallons	NYMEX	3.53%	3.47%
Heating Oil	Heating Oil	42,000 gallons	NYMEX	3.58%	3.45%
Live Cattle	Live Cattle	40,000 lbs	CME	3.55%	4.08%
Lean Hogs	Lean Hogs	40,000 lbs	CME	2.10%	2.38%
Wheat	Wheat	5,000 bushel	CBOT	4.70%	4.42%
Corn	Corn	5,000 bushels	CBOT	7.09%	6.69%
Soybeans	Soybeans	5000 bu	CBOT	7.91%	7.79%
Soybean Oil	Soybean Oil	60,000 lbs	CBOT	3.00%	2.96%
Aluminum	High Grade Primary Aluminum	25 metric tons	LME	5.75%	5.69%
Copper	Copper	25,000 lbs	COMEX	7.64%	7.52%
Zinc	Special High Grade Zinc	25 metric tons	LME	3.02%	2.69%
Nickel	Primary Nickel	6 metric tons	LME	2.37%	2.62%
Gold	Gold	100 troy oz.	COMEX	9.12%	9.63%
Silver	Silver	5000 troy oz.	COMEX	3.29%	3.21%
Sugar	World Sugar No. 11	112,000 lbs	NYBOT	2.89%	3.41%
Cotton	Cotton	50,000 lbs	NYBOT	2.00%	2.09%
Coffee	Coffee “C”	37,500 lbs	NYBOT	2.56%	2.63%
*	As announced on March 3, 2006, The New York Harbor Unleaded Gasoline (“HU”) contract was replaced in April 2006 by the Reformulated Gasoline Blendstock for Oxygen Blending (“RB”) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration.
Historical Closing Levels of the Underlying Index

The following table sets forth the quarterly high and low closing levels for the underlying index, based on daily closing levels, as reported by Bloomberg. The closing level of the underlying index on February 26, 2010 was 133.83.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	174.22	158.78	165.19
4/3/2006	6/30/2006	187.63	164.72	173.24
7/3/2006	9/29/2006	179.96	156.59	159.96
10/2/2006	12/29/2006	175.21	156.08	166.51
1/3/2007	3/30/2007	173.50	155.88	171.96
4/2/2007	6/29/2007	176.48	168.52	169.67
7/2/2007	9/28/2007	179.72	161.06	178.25
10/1/2007	12/31/2007	185.57	172.12	184.96
1/2/2008	3/31/2008	219.09	181.16	201.60
4/1/2008	6/30/2008	234.12	199.57	233.03
7/1/2008	9/30/2008	237.95	167.39	167.78
10/1/2008	12/31/2008	167.48	106.09	117.24
1/2/2009	3/31/2009	123.46	102.00	109.78
4/1/2009	6/30/2009	131.12	107.49	122.54
7/1/2009	9/30/2009	132.92	113.24	127.68
10/1/2009	12/31/2009	140.05	124.17	139.19
1/4/2010*	2/26/2010*	145.03	126.56	133.83
*	As of the date of this free writing prospectus available information for the first calendar quarter of 2010 includes data for the period from January 4, 2010 through February 26, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2010.

The graph below illustrates the performance of the underlying index from January 31, 2000 through February 26, 2010, based on information from Bloomberg. The dotted line represents a hypothetical Trigger Level of 80.30, equal to 60% of the closing level on February 26, 2010. The actual Trigger Level will be based on the closing level of the underlying index on the trade date. Past performance of the underlying index is not indicative of the future performance of the underlying index.

What are the tax consequences of the Securities?

The following is a general description of certain United States federal tax considerations relating to the Securities. It does not purport to be a complete analysis of all tax considerations relating to the Securities. Prospective purchasers of the Securities should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Securities and receiving payments of interest, principal and/or other amounts under the Securities. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the Product Supplement. This discussion applies to you only if you are the original investor in the Securities and hold your Securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns Securities as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of the Securities and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Securities.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE SECURITIES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE SECURITIES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR SECURITIES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR SECURITIES.

Unless otherwise specified in the applicable pricing supplement, in the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat the Securities as a pre-paid cash-settled derivative contract with respect to the underlying index and the terms of the Securities require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the Securities for all tax purposes in accordance with such characterization. If the Securities are so treated, you should generally not accrue any income with respect to the Securities during the term of the Securities until sale or maturity of the Securities and recognize capital gain or loss upon the sale, exchange or maturity of your Securities in an amount equal to the difference between the amount you realize at such time and your tax basis in the Securities. In general, your tax basis in your Securities will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. The Internal Revenue Service has released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Securities purchased after the bill was enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Securities.

Because of the absence of authority regarding the appropriate tax characterization of your Securities, it is possible that the Internal Revenue Service could seek to characterize your Securities in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your Securities or a portion of your Securities. If Section 1256 were to apply to your Securities, gain or loss recognized with respect to your Securities (or the relevant portion of your Securities) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Securities. You would also be required to mark your Securities (or a portion of your Securities) to market at the end of each year (i.e., recognize gain or loss as if the Securities or the relevant portion of the Securities had been sold for fair market value). In addition, it is possible that your Securities could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If your Securities are so treated, you would be required to accrue interest income over the term of your Securities based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Securities. You would recognize gain or loss upon the sale, redemption or maturity of your Securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Securities. In general, your adjusted basis in your Securities would be equal to the amount you paid for your Securities, increased by the amount of interest you previously accrued with respect to your Securities. Any gain you recognize upon the sale, redemption or maturity of your Securities would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your Securities, and thereafter, would be capital loss.

In addition, if the underlying index rebalances or rolls, it is possible that the Securities could be treated as a series of forward contracts each of which matures on the next rebalancing date and/or roll date. If your Securities was properly characterized in such a manner, you would be treated as disposing of your Securities on each rebalancing and/or roll date in return for new forward contracts that mature on the next rebalancing and/or roll date, and you would accordingly likely recognize capital gain or loss (which would be short-term if the period between rebalancing or roll is one year or less) on each rebalancing and/or roll date equal to the difference between your basis in your Securities (which would be adjusted to take into account any prior recognition of gain or loss) and their fair market value on such date.

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the underlying index, (ii) you should be required to accrue interest income over the term of your Securities, (iii) any gain or loss that you recognize upon the maturity of your Securities should be treated as an ordinary gain or loss, or (iv) you should be required to include in ordinary income an amount equal to any increase in the underlying index that is attributable to ordinary income that is realized in respect of the components of the underlying index, such as interest, dividends or net-rental income. You should consult your tax advisor as to the tax consequences of such characterization and any possible other alternative characterizations of your Securities for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Securities or a sale of the Securities should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Securities or a sale of the Securities to be treated as a

Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Securities.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on the Securities within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of the Securities effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of the Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of the Securities that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of the Securities effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,
♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Non-United States Holders.  If you are not a United States holder, under current law you will generally not be subject to United States withholding tax with respect to payments on your Securities but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Securities unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a Security or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	230,526	222,648
Total Debt	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Securities at the issue price to public less the underwriting discount indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Securities.

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities and, thus creates an additional conflict of interest within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in the offering to an account over which it exercises discretionary authority without the prior specific written approval of the accountholder.

Structured Product Categorization

To help investors identify appropriate structured products, UBS organizes its structured products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as a Performance Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.

Annex A

Dow Jones-UBS Commodity IndexSM

The following is a description of the Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index”), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-UBS Commodity Index Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. and UBS Securities LLC and is available at http://www.djindexes.com/ubs/ index.cfm?go=handbook). Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS Securities LLC (“UBS Securities”). UBS AG (“UBS”), the issuer of the Securities, has not independently verified information from publicly available sources described above in clause (i). You, as an investor in the Securities, should make your own investigation into the DJ-UBS Commodity Index, Dow Jones and UBS Securities. Dow Jones and the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and/or members of the Supervisory and Advisory Committees have no obligation to consider your interests as a holder of the Securities. However, employees of UBS Securities, an affiliate of UBS, are members of the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and UBS’s affiliates are involved in the public offering and sale of the Securities and may be engaged in secondary market making transactions in the Securities. Dow Jones and UBS Securities have no obligation to continue to publish the DJ-UBS Commodity Index, and may discontinue publication of the DJ-UBS Commodity Index at any time in their sole discretion.

Overview

UBS Securities acquired AIG Financial Product Corp.’s commodity business as of May 6, 2009. Dow Jones and AIG International Inc. (“AIGI”), to which AIG Financial Product Corp. (“AIG-FP”) is successor in interest, developed the Dow Jones-AIG Commodity Index. As a result of the sale of AIG Financial Product Corp.’s commodity business to UBS Securities, the Dow Jones-AIG Commodity Indexes have been re-branded as the Dow Jones-UBS Commodity Indexes effective May 7, 2009.

The DJ-UBS Commodity Index was introduced in July 1998 to provide unique, diversified, economically rational and liquid benchmarks for commodities as an asset class. The DJ-UBS Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, see “The Commodity Futures Markets” below. The commodities included in the DJ-UBS Commodity Index for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gas (RBOB), wheat and zinc.

The DJ-UBS Commodity Index is a proprietary index that Dow Jones and AIG developed and that Dow Jones, in conjunction with UBS Securities, calculates. The methodology for determining the composition and weighting of the DJ-UBS Commodity Index and for calculating its value may be amended or changed only upon the approval of the Dow Jones — UBS Commodity Index Supervisory Committee, except during periods of extraordinary circumstances such as during a market emergency. Questions and issues relating to the application and interpretation of terms contained in this document generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by the Supervisory Committee unless circumstances do not permit convening of such committee for its decision, in which case any such questions and calculations shall be resolved or determined by UBS Securities in consultation, if practicable, with Dow Jones.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the DJ-UBS Commodity Index, as well as commodities, including commodities included in the DJ-UBS Commodity Index. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of commodities or are linked to the performance of the DJ-UBS Commodity Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the DJ-UBS Commodity Index and related indices, and UBS Securities and Dow Jones and their affiliates may license the DJ-UBS Commodity Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the DJ-UBS Commodity Index. For instance, a market maker in a financial instrument linked to the performance of the DJ-UBS Commodity Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying DJ-UBS Commodity Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the DJ-UBS Commodity Index, which in turn may affect the value of the DJ-UBS Commodity Index. With respect to any of the activities described above, none of UBS Securities, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Securities into consideration at any time.

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

Dow Jones and UBS Securities have established a two-tier oversight structure comprised of the Supervisory Committee and the Advisory Committee. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the DJ-UBS Commodity Index, while also providing a mechanism for more rapid reaction in the event of any market disruption or extraordinary change in market conditions that may affect the DJ-UBS Commodity Index. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by Dow Jones, and will make all final decisions relating to the DJ-UBS Commodity Index, given any advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Index.

The three members of the Supervisory Committee are:

Mr. John Prestbo, Editor and Executive Director, Dow Jones Indexes

Mr. Prestbo was a reporter and editor for The Wall Street Journal for more than 30 years. He was Commodity News Editor of the Journal from 1975 to 1977, when he introduced several enhancements of commodity coverage that are still being used. He was instrumental in building the Dow Jones unit that became Dow Jones Indexes in 1997. He co-authored The Wall Street Journal Book of International Investing, 1997, Barron’s Guide to Making Investment Decisions, 1993, and News and the Market, 1974; in addition, Mr. Prestbo edited This Abundant Land, 1974. Mr. Prestbo has been awarded the University of Missouri Award for Distinguished Business Writing and the George M. Loeb Achievement Award for Business Writing.

Mr. Mikhail Faktorovich, Director, UBS Securities LLC

Mr. Faktorovich is a quantitative analyst in the commodities group, and worked at AIG Trading Group (and subsequently AIG Financial Products Corp.) from 2001 until joining UBS when it acquired the Index in May 2009. Prior to AIG Trading Group, Mr. Faktorovich worked at JP Morgan Investment Management in the Structured Equity Group. Mr. Faktorovich earned an MS in Math Statistics and Operations Research at New York University Courant Institute, and a BS in Engineering Science and Applied Mathematics at State University of New York at Stony Brook.

Mr. Jeffrey M. Saxon, Director, UBS Securities LLC

Mr. Saxon is a Director at UBS Securities LLC and a member of the Supervisory Committee for the Dow Jones-UBS Commodity Index. Prior to joining UBS Securities LLC in 2009, Mr. Saxon was a Vice President and Counsel at AIG Financial Products Corp., where he supported their commodity index business and negotiated and structured commodity derivative transactions. He is a graduate of Harvard Law School and received a B.S. in Chemistry from the University of Virginia.

The Advisory Committee consists of leading figures from the financial and academic communities. The members of the Advisory Committee will be announced each year prior to the annual meeting of the Advisory Committee.

The Supervisory Committee has a significant degree of discretion in making determinations relating to the Index. The Supervisory Committee may exercise this discretion as it determines to be most appropriate.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity Index

The DJ-UBS Commodity Index was created using the following four main principles:

♦	Economic significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the DJ-UBS Commodity Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities.

The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The DJ-UBS Commodity Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

♦	Diversification. A second major goal of the DJ-UBS Commodity Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the DJ-UBS Commodity Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.
♦	Continuity. The third goal of the DJ-UBS Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the DJ-UBS Commodity Index from year to year. The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.
♦	Liquidity. Another goal of the DJ-UBS Commodity Index is to be highly liquid. Liquidity is included as a weighting factor in order to better accommodate substantial investment flows. The liquidity of an index not only affects transaction costs associated with current investments, but may also affect the reliability of historical price performance data. That is, to the extent that market inefficiencies may result from substantial inflows of investment capital, these inefficiencies — and corresponding distortions in index performance — will be minimized by weighting distributions which more closely mirror actual liquidity in the markets. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the DJ-UBS Commodity Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or UBS Securities.

Composition of the DJ-UBS Commodity Index

The following methodology has been previously employed by Dow Jones and AIG-FP, and shall continue to be employed by Dow Jones and UBS Securities, in determining the composition of the DJ-UBS Commodity Index.

Commodities Available for Inclusion in the DJ-UBS Commodity Index

The commodities that have been selected for possible inclusion in the DJ-UBS Commodity Index are believed by Dow Jones and UBS Securities to be sufficiently significant to the world economy to merit consideration for inclusion in the DJ-UBS Commodity Index, and each such commodity is the subject of a qualifying related futures contract (a “Designated Contract”).

With the exception of several London Metal Exchange (“LME”) contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, UBS Securities selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, UBS Securities selects the most actively traded contract. This process is reviewed by the Supervisory and Advisory Committees. Data concerning this Designated Contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.

The 23 potential commodities that may be included in the DJ-UBS Commodity Index in a given year currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the DJ-UBS Commodity Index are assigned to Commodity Groups. The Commodity Groups currently include Energy, Precious Metals, Industrial Metals, Livestock, Grains, Vegetable Oil and Softs.

Determination of Relative Weightings

The relative weightings of the component commodities included in the DJ-UBS Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in -2/3 and -1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the applicable index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the applicable index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in each index (the “Index Commodities”) and their respective percentage weights.

Diversification Rules

The DJ-UBS Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the DJ-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJ-UBS Commodity Index as of January of the applicable year:

♦	No related group of commodities designated as a Commodity Group may constitute more than 33% of the DJ-UBS Commodity Index.
♦	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index.
♦	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index.
♦	No single commodity that is in the DJ-UBS Commodity Index may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each DJ-UBS Commodity Index Commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the DJ-UBS Commodity Index, are used to determine a Commodity Index Multiplier (“CIM”) for each DJ-UBS Commodity Index Commodity. This CIM is used to achieve the percentage weightings of the commodities included in the DJ-UBS Commodity Index, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each DJ-UBS Commodity Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The DJ-UBS Commodity Index is calculated by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the DJ-UBS Commodity Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJ-UBS Commodity Index is a mathematical process whereby the CIMs for the commodities included in the DJ-UBS Commodity Index are multiplied by the prices in US dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior DJ-UBS Commodity Index level to calculate the current DJ-UBS Commodity Index level. Dow Jones disseminates the DJ-UBS Commodity Index level approximately every fifteen seconds (assuming the DJ-UBS Commodity Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily DJ-UBS Commodity Index level at approximately 4:00 p.m. (New York time) on each DJ-UBS Business Day on Reuters page UBSCI. DJ-UBS Commodity Index levels can also be obtained from the official websites of Dow Jones and are also published in The Wall Street Journal.

The DJ-UBS Commodity Index is a Rolling Index

The DJ-UBS Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The DJ-UBS Commodity Index is a “rolling index.”

DJ-UBS Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of an index will be adjusted in the event that UBS Securities determines that any of the following index calculation disruption events exists:

(a)	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the index on that day,
(b)	the settlement price of any futures contract used in the calculation of the index reflects the maximum permitted price change from the previous day’s settlement price,
(c)	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the index, or
(d)	with respect to any futures contract used in the calculation of the DJ-UBS Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

Disclaimer

NONE OF DOW JONES, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR THE CALCULATION OF ANY THEREOF. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJ-UBS COMMODITY INDEX, ANY INDEX TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND UBS SECURITIES OTHER THAN UBS SECURITIES’S SUBSIDIARIES AND AFFILIATES.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the DJ-UBS Commodity Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the DJ-UBS Commodity Index has been comprised exclusively of futures contracts traded on regulated exchanges.